Exhibit 99.1

Disclaimer

The financial information relating to the non-consolidated earning results of POSCO for the fiscal year 2011 and 2010 as presented below (the “Information”) has been prepared by POSCO based on the preliminary internal estimates. The Information has been prepared on a non-consolidated basis based on the Korean - International Financial Reporting Standards. The Information has neither been audited nor reviewed by POSCO’s independent accountants, KPMG Samjong Accounting Corp. or any other independent public accountants. The Information may differ significantly from the actual non-consolidated financial earning results of POSCO for the fiscal year 2011 and accordingly shall not be relied upon for investment, including but not limited to, purchase of any securities, or for any other purposes.

Comparison of the Fiscal Years – 2011 Compared to 2010

1. Changes in Sales and Income – 2011 Compared to 2010

Unit	2011 (Thousand KRW)	2010 (Thousand KRW)	Increased Amount (Thousand KRW)	Increased Rate (%)

Sales	39,171,703,426	32,582,036,641	6,589,666,785	20.22

Operating Income	4,196,028,400	4,784,518,482	-588,490,082	-12.30

Earnings Before Taxes	4,173,096,561	4,677,354,438	-504,257,877	-10.78

Net Income	3,268,333,089	3,784,361,128	-516,028,039	-13.64

2. Financial Status – 2011 Compared to 2010

Unit	2011 (Thousand KRW)	2010 (Thousand KRW)

Total Asset	52,727,876,388	49,086,226,794

Total Liability	15,129,859,729	13,062,731,291

Total Shareholders’ Equity	37,598,016,659	36,023,495,503

Capital Stock	482,403,125	482,403,125

Total Shareholders’ Equity / Capital Stock (%)	7,793.9	7,467.5

3. Date of the Board Resolution: January 17, 2012